                                                                               .
                                                                               .
                                                                               .

                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                       Date examination completed

       811-10569                                                             October 31, 2003
----------------------------------------------------------------------------------------------------------------------------------
2. State identification Number:  DE
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
----------------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in representation statement:

      Legacy Funds Group
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219
----------------------------------------------------------------------------------------------------------------------------------

        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                         INVESTMENT COMPANY ACT OF 1940

December 23, 2003

We, as members of management of The Federal Money Fund of The Legacy Funds Group (the Fund), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2003, and from September 30, 2003 (the date of the last examination) through October 31, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003, and from September 30, 2003 (the date of the last examination) through October 31, 2003, with respect to securities and similar investments reflected in the investment accounts of the Fund.



      /s/ Trent Statczar
-------------------------------
Trent Statczar
Treasurer

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
The Legacy Funds Group

We have examined management's assertion, included in the accompanying "Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940," that The Federal Money Fund of The Legacy Funds Group (the "Fund"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the Act) as of October 31, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2003, and with respect to agreement of security and similar investments purchases and sales, for the period from September 30, 2003 (the date of the last examination) through October 31, 2003:

o Confirmation of all securities and similar investments held by the Federal Reserve in book entry form;

o Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow or out of transfer with brokers, pledges and/or transfer agents;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral Munder Capital with records; and

o Reconciliation of all such securities to the books and records of the Company and the Custodian, Comerica Bank; and

o Agreement of one security or investment purchase and one security or investment sale or maturity since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                         /s/ ERNST & YOUNG LLP


Columbus, Ohio
December 23, 2003